December 22, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (317)736-5022

Mr. Steven L. Bechman
President and Chief Executive Officer
Heartland Bancshares, Inc.
420 North Morton Street
Franklin, Indiana  46131

Re:	Heartland Bancshares, Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2004
      Filed March 31, 2005
	File No. 333-32245

Dear Mr. Bechman:

      We have reviewed your filing and have limited our review to those issues we have addressed in the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-KSB filed March 31, 2005

Financial Statements as of and for the years ended December 31,
2004
and 2003

Note 2 - Securities, page 24

We note the securities footnote disclosures of fair value, gross unrealized gains and gross unrealized losses. Please revise your 12/31/2005 financial statements to also include the carrying value of securities available-for-sale in each of the prescribed categories.
Refer to Item 9-03(6)(a) of Regulation S-X.

Exhibit 31 - Certifications

We note your certifications are not stated exactly as set forth under
Item 601(b)(31) of Regulation S-B. Please revise your certification(s) in your next periodic filing to comply with all requirements under Item 601(b)(31), specifically, removing the title of the certifying individual from the first line of the certification.




* * * * *




       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Amanda Roberts, Staff Accountant, at
(202)551-
3417 or me at (202)551-3490 if you have questions.


Sincerely,



      Donald A. Walker
Senior Assistant Chief Accountant


Mr. Steven L. Bechman
Heartland Bancshares, Inc.
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